Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the First Quarter, Fiscal 2027

Trading Symbol:  TSX/NYSE American: SVM

VANCOUVER, BC, July 15, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the first quarter ended June 30, 2026 ("Q1 Fiscal 2027"). Silvercorp expects to release its Q1 Fiscal 2027 unaudited interim financial results on Monday, August 10, 2026, after market close.

Q1 Fiscal 2027 Operational Highlights

•	Strong Revenue of $138.7 million, representing an increase of 70% over the same quarter last year ("Q1 Fiscal 2026");
•	Proactive Safety Compliance: Starting mid June, we voluntarily suspended operations to conduct comprehensive self-reviews and complete the "Six Major Safety Systems" underground upgrades in full compliance with new Chinese government regulations. While this one-time initiative temporarily impacted metals production during the quarter, it lays a solid foundation for sustainable operations;
•	Production Results: Silver production of 1.5 million ounces (down 17% over Q1 Fiscal 2026), gold production of 2,536 ounces (up 24% over Q1 Fiscal 2026); silver equivalent[1] production of 1.7 million ounces (down 15% over Q1 Fiscal 2026); lead production of 13.4 million pounds (down 15% over Q1 Fiscal 2026), zinc production of 4.4 million pounds (down 15% over Q1 Fiscal 2026);
•	Exploration & Mill Expansion on Track: Active exploration continued at the Ying Mining District and the GC Mine, with a total of 86,104 metres ("m") of drilling and 18,749 m of exploration tunneling completed; construction of No. 3 mill at the Ying Mining District commenced, with the foundation treatment and the elevated water tank currently in progress;
•	Mine Development & Construction:
•	Kuanping mine construction continued, with 2,155 m of ramp development, 886 m of exploration tunneling and 3,716 m of drilling completed;
•	El Domo mine construction advanced steadily despite rainfall challenges in the quarter. The non-contact water channel, foundation work of the processing plant and initial dam for the tailings storage facility advanced with a total of approximately 604,600 cubic metres of earthworks excavation and fill completed. The open-pit pre-stripping commenced, with efficiency being improved via equipment additions, expanded operational areas, and road upgrades. Meanwhile, major equipment for the processing plant and water treatment station has been procured and shipped to the Country. The contract for the construction of the process plant has been concluded with TGJA, a contractor who has just built the 80,000 tonne per day flotation mill for the Mirador copper-gold mine in Ecuador. The Company is working on the target of commissioning the operation by July 2027 as planned;
•	Chaarat ZAAV project is progressing as planned. A mining contractor, CRCC19, has been hired after a bidding process that involved five bidders. CRCC19 is currently operating in Kyrgyzstan and is also the mining contractor for our El Domo project in Ecuador. Construction of the temporary camp and related facilities is under way, and CRCC19 has started to build access roads to the open pit mine and waste dump, and to prepare of the site foundation for the heap leach pad area. A 50,000 m drilling program, including both in-fill and step-out, has advanced 12,967 m of drilling during the quarter with 16 drill rigs, the assay results are pending. In addition, a bankable feasibility study is currently under compilation by LogiProc, a third party engineering firm, and is expected to be completed in late July 2026.

Q1 Fiscal 2027 Production Details

The Ying Mining District processed 323,216 tonnes of ore, up 14% over Q1 Fiscal 2026. Approximately 1.4 million ounces of silver, 2,536 ounces of gold, or 1.6 million ounces of silver equivalent1, plus 12.4 million pounds of lead and 1.6 million pounds of zinc were produced, representing an increase of 24% in gold and decreases of 16%, 17%, 15%, and 15% in silver, silver equivalent, lead and zinc, respectively, over Q1 Fiscal 2026. Lower production was due to lower head grades associated with an increase in shrinkage mining and the production suspension in June. A total of 74,084 m of drilling and 17,413 m of exploration tunneling were completed in Q1 Fiscal 2027.

The GC Mine processed 63,237 tonnes of ore, down 16% over Q1 Fiscal 2026. Approximately 0.1 million ounces of silver, 1.0 million pounds of lead and 2.9 million pounds of zinc were produced, representing decreases of 39%, 12% and 16% in silver, lead and zinc, respectively, over Q1 Fiscal 2026. A total of 12,020 m of drilling and 1,336 m of exploration tunneling were completed in Q1 Fiscal 2027.

	Q1 Fiscal 2027			Q1 Fiscal 2026
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Silver-lead Ore Processed (tonnes)	290,064	63,237	353,301	252,958	74,869	327,827
Silver (grams/tonne)	160	51		217	69
Lead (%)	2.1	0.8		2.8	0.8
Zinc (%)	0.4	2.3		0.5	2.3

Gold Ore Processed (tonnes)	33,152	-	33,152	30,397	-	30,397
Gold (grams/tonne)	1.2	-		1.5	-
Silver (grams/tonne)	48	-		51	-
Lead (%)	0.9	-		0.8	-
Total Ore Processed (tonnes)	323,216	63,237	386,453	283,355	74,869	358,224

Recovery Rates
Silver (%)	94.8	84.0		94.6	85.3
Gold (%)*	90.5	-		93.4	-
Lead (%)	92.4	92.3		94.1	90.1
Zinc (%)	65.2	90.6		64.3	90.0

Metals Produced
Silver (million ounces)	1.4	0.1	1.5	1.7	0.1	1.8
Gold (ounces)	2,536	-	2,536	2,050	-	2,050
Silver equivalent (million ounces)	1.6	0.1	1.7	1.9	0.1	2.0
Lead (million pounds)	12.4	1.0	13.4	14.6	1.1	15.7
Zinc (million pounds)	1.6	2.9	4.4	1.8	3.4	5.2

Metals Sold
Silver (million ounces)	1.4	0.1	1.5	1.7	0.1	1.8
Gold (ounces)	2,454	-	2,454	1,951	-	1,951
Lead (million pounds)	12.7	1.0	13.7	14.1	1.1	15.2
Zinc (million pounds)	1.3	2.9	4.2	1.9	3.3	5.2
*Only representing the gold recovery rate for Gold Ore.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Q1 Fiscal 2027 unaudited interim financial results;   compliant and sustainable operations; timing of commissioning of the El Domo mine and completion of the bankable feasibility study by LogiProc.  By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan;  ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 08:00e 15-JUL-26